                                                                   EXHIBIT g.1

Item 8. - Financial Statements and Supplemental Data

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Browning-Ferris Industries, Inc.:

We have audited the accompanying consolidated balance sheet of Browning-Ferris Industries, Inc. (a Delaware corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Browning-Ferris Industries, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Houston, Texas
December 4, 1996

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                  For The Three Years Ended September 30, 1996

                  (In Thousands Except for Per Share Amounts)

  -------------------------------------------------------------------------
                                             Year Ended September 30,
                                       ------------------------------------
                                           1996         1995         1994
  -------------------------------------------------------------------------
  Revenues                             $5,779,277   $5,779,351   $4,314,541
  Cost of operations                    4,315,615    4,147,303    3,123,375
                                       ----------   ----------   ----------

  Gross profit                          1,463,662    1,632,048    1,191,166
  Selling, general and
    administrative expense                874,069      842,861      647,256
  Special charges                         446,800           --           --
                                       ----------   ----------   ----------

  Income from operations                  142,793      789,187      543,910
  Interest expense                        179,299      159,529       93,159
  Interest income                          (8,842)      (7,422)     (11,288)
  Equity in earnings of
    unconsolidated affiliates             (55,370)     (53,996)     (37,084)
                                       ----------   ----------   ----------

  Income before income taxes,
    minority interest and
    extraordinary item                     27,706      691,076      499,123
  Income taxes                            105,188      276,430      199,649
  Minority interest in income
    of consolidated subsidiaries           11,690       30,085       15,501
                                       ----------   ----------   ----------
  Income (loss) before
    extraordinary item                    (89,172)     384,561      283,973

  Extraordinary item - loss on
    redemption of debt, net of
    income tax benefit of
    $4,467, $-- and $2,833                 12,159           --        5,263
                                       ----------   ----------   ----------
  Net income (loss)                    $ (101,331)  $  384,561   $  278,710
                                       ==========   ==========   ==========
  Number of common and common
    equivalent shares used in
    computing earnings per share          200,668      199,077      187,621
                                       ==========   ==========   ==========




(Continued on Following Page)

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                  For The Three Years Ended September 30, 1996

                  (In Thousands Except for Per Share Amounts)


  -------------------------------------------------------------------------
                                             Year Ended September 30,
                                       ------------------------------------
                                           1996         1995         1994
  -------------------------------------------------------------------------
  Income (loss) per common and
    common equivalent share:

    Income (loss) before extraordinary
      item                                $  (.44)     $  1.93      $  1.52
    Extraordinary item                       (.06)          --         (.03)
                                          -------      -------      -------
    Net income (loss)                     $  (.50)     $  1.93      $  1.49
                                          =======      =======      =======
  Cash dividends per common share         $   .68      $   .68      $   .68
                                          =======      =======      =======





The accompanying notes are an integral part of these financial statements.

                 BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                            CONSOLIDATED BALANCE SHEET

                                     ASSETS
                                 (In Thousands)

-----------------------------------------------------------------------
                                                     September 30,
                                             --------------------------
                                                  1996           1995
-----------------------------------------------------------------------
CURRENT ASSETS:
  Cash                                       $  110,224      $   92,808
  Short-term investments                         26,394         104,761
  Receivables -
    Trade, net of allowances of $40,622
      and $39,777 for doubtful accounts         929,316         926,791
    Other                                        42,543          57,015
  Inventories                                    51,536          50,090
  Deferred income taxes                         119,914         116,871
  Prepayments and other                         107,868          73,959
                                             ----------      ----------
    Total current assets                      1,387,795       1,422,295
                                             ----------      ----------



PROPERTY AND EQUIPMENT, at cost, less
  accumulated depreciation and amortization
  of $2,737,788 and $2,395,795                3,920,721       3,722,292
                                             ----------      ----------




OTHER ASSETS:
  Cost over fair value of net tangible
    assets of acquired businesses,
    net of accumulated amortization of
    $138,636 and $116,369                     1,671,461       1,768,391
  Other intangible assets, net of
    accumulated amortization of $110,835
    and $142,780                                110,925         116,303
  Deferred income taxes                         122,617          78,689
  Investments in unconsolidated affiliates      287,051         272,205
  Other                                         100,336          80,197
                                             ----------      ----------

    Total other assets                        2,292,390       2,315,785
                                             ----------      ----------

    Total assets                             $7,600,906      $7,460,372
                                             ==========      ==========



The accompanying notes are an integral part of these financial statements.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                  LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
                     (In Thousands Except for Share Amounts)

-----------------------------------------------------------------------
                                                     September 30,
                                             --------------------------
                                                  1996           1995
-----------------------------------------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt          $   59,806      $   62,463
  Accounts payable                              507,731         515,304
  Accrued liabilities -
    Salaries and wages                          129,203         122,656
    Taxes, other than income                     40,876          41,960
    Other                                       430,187         434,855
  Income taxes                                   35,586          53,045
  Deferred revenues                             195,101         184,045
                                             ----------      ----------
    Total current liabilities                 1,398,490       1,414,328
                                             ----------      ----------
DEFERRED ITEMS:
  Accrued environmental and landfill
    costs                                       541,838         568,644
  Deferred income taxes                         108,041         104,645
  Other                                         275,374         220,257
                                             ----------      ----------
    Total deferred items                        925,253         893,546
                                             ----------      ----------
LONG-TERM DEBT, net of current portion        2,766,885       1,665,804
                                             ----------      ----------
CONVERTIBLE SUBORDINATED DEBENTURES                  --         744,944
                                             ----------      ----------
COMMITMENTS AND CONTINGENCIES

COMMON STOCKHOLDERS' EQUITY:
  Common stock, $.16 2/3 par; 400,000,000
    shares authorized; 213,390,458 and
    213,440,672 shares issued                    35,572          35,581
  Additional paid-in capital                  1,730,612       1,801,407
  Retained earnings                           1,031,331       1,328,244
  Treasury stock, 1,027,278 and 1,001,407
    shares, at cost                             (11,926)        (10,494)
  Stock and Employee Benefit Trust,
    11,012,423 and 13,596,325 shares           (275,311)       (412,988)
                                             ----------      ----------
    Total common stockholders' equity         2,510,278       2,741,750
                                             ----------      ----------
    Total liabilities and common
      stockholders' equity                   $7,600,906      $7,460,372
                                             ==========      ==========



The accompanying notes are an integral part of these financial statements.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                  For The Three Years Ended September 30, 1996
                                 (In Thousands)

--------------------------------------------------------------------------
                                             Year Ended September 30,
                                        ----------------------------------
                                          1996          1995        1994
--------------------------------------------------------------------------
Shares of common stock:
  Beginning of year                      213,441      197,085      174,232
  Stock option exercises                     563          423          867
  Common stock issuances related to -
    Public offering                           --           --       15,525
    Dividend Reinvestment Plan               101           38           96
    BFI Employee Stock Ownership and
      Savings Plan                           754          318          597
    Acquisitions                             988          555        5,708
    Stock and Employee Benefit Trust          --       15,000           --
  Retirements of common stock             (2,584)          --           --
  Other                                      127           22           60
                                        --------     --------     --------
  End of year                            213,390      213,441      197,085
                                        ========     ========     ========


Common stock:
  Beginning of year                     $ 35,581     $ 32,854     $ 29,044
  Stock option exercises                      94           71          145
  Common stock issuances related to -
    Public offering                           --           --        2,588
    Dividend Reinvestment Plan                17            6           16
    BFI Employee Stock Ownership and
      Savings Plan                           126           53          100
    Acquisitions                             165           93          951
    Stock and Employee Benefit Trust          --        2,501           --
  Retirements of common stock               (431)          --           --
  Other                                       20            3           10
                                        --------     --------     --------
  End of year                             35,572       35,581       32,854
                                        --------     --------     --------





(Continued on Following Page)

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                  For The Three Years Ended September 30, 1996
                                  (In Thousands)

--------------------------------------------------------------------------
                                             Year Ended September 30,
                                        ----------------------------------
                                          1996          1995        1994
--------------------------------------------------------------------------
Additional paid-in capital:
  Beginning of year                    1,801,407    1,351,919      743,265
  Stock option exercises and related
    income tax benefit                    13,868         (933)      17,528
  Common stock issuances related to -
    Public offering, net of issuance
      costs                                   --           --      431,307
    Dividend Reinvestment Plan             2,908        1,137        2,587
    BFI Employee Stock Ownership and
      Savings Plan                        21,404        9,459       16,628
    Acquisitions                          29,133        8,245      139,788
    Stock and Employee Benefit Trust          --      456,874           --
  Adjustment of Stock and Employee
    Benefit Trust to market              (62,388)       2,534           --
  Issuance costs and present value
    of contract fees payable to
    holders of Automatic Common
    Exchange Securities                       --      (27,027)          --
  Retirements of common stock            (74,858)          --           --
  Other                                     (862)        (801)         816
                                      ----------   ----------   ----------
  End of year                          1,730,612    1,801,407    1,351,919
                                      ----------   ----------   ----------

Retained earnings:
  Beginning of year                    1,328,244    1,009,132      761,325
  Net income (loss)                     (101,331)     384,561      278,710
  Cash dividends                        (133,623)    (137,014)    (126,818)
  Foreign currency translation
    adjustment                           (61,959)      71,565       95,915
                                      ----------   ----------   ----------
  End of year                          1,031,331    1,328,244    1,009,132
                                      ----------   ----------   ----------





(Continued on Following Page)

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY

                  For The Three Years Ended September 30, 1996
                                 (In Thousands)

--------------------------------------------------------------------------
                                             Year Ended September 30,
                                        ----------------------------------
                                          1996          1995        1994
--------------------------------------------------------------------------
Treasury stock:
  Beginning of year                      (10,494)      (2,225)      (1,031)
  Stock option exercises                  (1,649)      27,013       (1,192)
  Common stock issuances related to -
    Dividend Reinvestment Plan                --        1,106           --
    BFI Employee Stock Ownership and
      Savings Plan                            --        9,228           --
    Acquisitions                             303        3,223           --
  Reimbursement from Stock and
    Employee Benefit Trust                    --      (48,921)          --
  Other                                      (86)          82           (2)
                                      ----------   ----------   ----------
  End of year                            (11,926)     (10,494)      (2,225)
                                      ----------   ----------   ----------


Stock and Employee Benefit Trust:
  Beginning of year                     (412,988)          --           --
  Establishment of trust                      --     (459,375)          --
  Reimbursement of treasury stock             --       48,921           --
  Reimbursements of common stock          75,289           --           --
  Adjustment to market                    62,388       (2,534)          --
                                      ----------   ----------   ----------
  End of year                           (275,311)    (412,988)          --
                                      ----------   ----------   ----------
Total common stockholders' equity     $2,510,278   $2,741,750   $2,391,680
                                      ==========   ==========   ==========





The accompanying notes are an integral part of these financial statements.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                  For The Three Years Ended September 30, 1996
                              (In Thousands)

----------------------------------------------------------------------------
                                                Year Ended September 30,
                                            --------------------------------
                                                1996       1995       1994
----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                         $(101,331) $  384,561  $ 278,710
                                            ---------  ----------  ---------
  Adjustments to reconcile net income (loss)
   to cash provided by operating activities:
    Depreciation and amortization -
     Property and equipment                   521,185     476,384    391,639
     Goodwill                                  47,374      43,519     19,277
     Other intangible assets                   33,966      31,967     33,276
    Special charges                           446,800          --         --
    Deferred income tax expense                 3,034      23,450     23,458
    Amortization of deferred investment
     tax credit                                  (706)       (706)      (706)
    Provision for losses on accounts
     receivable                                29,527      26,620     31,346
    Gains on sales of fixed assets             (4,512)     (4,724)    (5,167)
    Equity in earnings of unconsolidated
     affiliates, net of dividends received    (13,455)    (28,535)   (19,442)
    Minority interest in income of
     consolidated subsidiaries, net of
     dividends paid                            10,895      26,344     15,501
    Increase (decrease) in cash from
     changes in assets and liabilities
     excluding effects of acquisitions:
      Trade receivables                       (28,683)    (70,069)  (112,586)
      Inventories                               1,563      (5,466)     2,606
      Other assets                             29,991      52,625    (14,563)
      Other liabilities                      (118,805)     74,519     50,579
                                            ---------   ---------  ---------
    Total adjustments                         958,174     645,928    415,218
                                            ---------   ---------  ---------
  Net cash provided by operating activities   856,843   1,030,489    693,928
                                            ---------   ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                       (935,382)   (929,596)  (694,475)
  Payments for businesses acquired           (188,451)   (769,369)  (398,734)
  Investments in unconsolidated affiliates    (82,535)    (29,530)   (54,342)
  Proceeds from disposition of assets          57,742     159,217     74,797
  Purchases of short-term investments              --     (42,179)        --
  Sales of short-term investments             302,065     201,924    147,424
  Return of investment in unconsolidated
   affiliates                                  56,861      38,637     30,431
                                            ---------  ----------  ---------
  Net cash used in investing activities      (789,700) (1,370,896)  (894,899)
                                            ---------  ----------  ---------

(Continued on Following Page)

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                  For The Three Years Ended September 30, 1996
                              (In Thousands)

-----------------------------------------------------------------------------
                                                Year Ended September 30,
                                           ----------------------------------
                                                1996       1995       1994
-----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuances of stock             13,316      15,363    450,876
  Proceeds from issuances of
    indebtedness                              980,834   1,062,652    175,111
  Repayments of indebtedness                 (904,459)   (591,884)  (246,761)
  Dividends paid                             (137,944)   (134,139)  (122,944)
                                            ---------  ----------   --------
  Net cash provided by (used in)
   financing activities                       (48,253)    351,992    256,282
                                            ---------  ----------   --------

EFFECT OF EXCHANGE RATE CHANGES                (1,474)      2,092        949
                                            ---------  ----------   --------
NET INCREASE IN CASH                           17,416      13,677     56,260
CASH AT BEGINNING OF YEAR                      92,808      79,131     22,871
                                            ---------  ----------   --------
CASH AT END OF YEAR                         $ 110,224  $   92,808   $ 79,131
                                            =========  ==========   ========

SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest, net of capitalized amounts       $174,590    $153,576   $ 97,996
  Income taxes                               $163,251    $205,544   $174,005





The accompanying notes are an integral part of these financial statements.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Nature of business and basis of presentation -

     Browning-Ferris Industries, Inc. and its subsidiaries (the "Company") provide waste services in the United States and in 14 foreign countries. The Company collects, transports, treats and/or processes, recycles and disposes of commercial, residential and municipal solid waste and industrial wastes. The Company is also involved in waste-to- energy conversion, medical waste services, portable restroom services, and municipal and commercial sweeping operations.

     The accompanying financial statements are prepared on a consolidated basis. All significant intercompany accounts and transactions have been eliminated. Entities over which the Company exercises control are consolidated. Other investments are accounted for under the equity method or the cost method, as appropriate. Foreign currencies have been translated into United States dollars at appropriate exchange rates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates.

(2)  Summary of significant accounting policies -

Short-term investments.

     Short-term investments are carried at cost, which approximates the aggregate market value. At September 30, 1996 and 1995, short-term investments of approximately $26.4 million and $104.8 million, respectively, were invested in time deposits.

Inventories.

     Inventories consisting principally of equipment parts, mate-rials and supplies are generally valued under a method which approximates the lower of cost (first-in, first-out) or market.

Property and equipment.

     Property and equipment are recorded at cost. Capitalized landfill costs include expenditures for land and related airspace, permitting costs and preparation costs. Landfill permitting and preparation costs represent only direct costs related to these activities, including legal, engineering, construction and the direct costs of Company personnel dedicated for these purposes. Interest is capitalized on landfill permitting and construction projects and other projects under development while the assets are undergoing activities to ready them for their intended use. The interest capitalization rate is based on the Company's weighted average cost of indebtedness. Interest capitalized during fiscal

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES years 1996, 1995 and 1994 was $16,306,000, $11,429,000 and $11,600,000,
respectively. Management routinely reviews its investment in operating landfills, transfer stations and other significant facilities to determine whether the costs of these investments are realizable.

     Landfill permitting and acquisition costs, excluding the estimated residual value of land, are typically amortized as permitted airspace of the landfill is consumed. For many of the Company's landfills, preparation costs, which include the costs of construction associated with excavation, liners, site berms and the installation of leak detection and leachate collection systems, are also typically amortized as total permitted airspace of the landfill is consumed. In determining the amortization rate for these landfills, preparation costs include the total estimated costs to complete construction of the landfill's permitted capacity. For other landfills, the landfill preparation costs are generally less significant and are amortized as the airspace for the particular benefitted phase is consumed. Units-of-production amortization rates are determined annually for each of the Company's operating landfills. The rates are based on estimates provided by the Company's engineers and accounting personnel, and consider the information provided by aerial surveys which are generally performed annually.
Depreciation of property and equipment, other than landfills, is provided on the straight-line method based upon the estimated useful lives of the assets, generally estimated as follows: buildings, 20 to 40 years and vehicles and equipment, 3 to 12 years.

     Expenditures for major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. During fiscal 1996, 1995 and 1994, maintenance and repairs charged to cost of operations were $336,374,000, $325,658,000 and $247,143,000, respectively.
When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

Intangible assets.

     The cost over fair value of net tangible assets of acquired businesses ("goodwill") is amortized on the straight- line method over periods not exceeding 40 years. Other intangible assets, substantially all of which are customer lists and covenants not to compete, are amortized on the straight-line method over their estimated lives, typically no more than seven years. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of intangible assets should be revised or the remaining balances of intangible assets are not recoverable. When factors indicate that an evaluation should be performed for possible impairment, the Company uses an estimate of the future income from operations of the related business as a measure of future recoverability of these assets.

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

Deferred income taxes.

     Deferred tax assets and liabilities reflect the impact of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Such amounts are recorded using presently enacted tax rates and regulations. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Deferred revenues.

     Amounts billed to customers prior to providing the related services are deferred and later reported as revenues in the period in which the services are rendered.

Deferred items.

     Accrued environmental and landfill costs -

     Accrued environmental and landfill costs includes the non-current portion of accruals associated with obligations for closure and post-closure of the Company's operating and closed landfills, corrective actions and remediation at certain of these landfill facilities and corrective actions at Superfund sites. The Company, based on input from its engineers and accounting personnel, estimates its future cost requirements for closure and post-closure monitoring and maintenance for solid waste operating landfills in the United States based on its interpretation of the technical standards of the U.S. Environmental Protection Agency's Subtitle D regulations and the air emissions standards under the Clean Air Act as they are being applied on a state-by-state basis. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance requirements in the U.S. consider final capping of the site, site inspections, ground-water monitoring, leachate management, methane gas control and recovery, and operation and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Future cost requirements for closure and post-closure monitoring and maintenance of foreign operating landfills are determined based on the country or local landfill regulations governing the facility. The Company typically provides accruals for these estimated costs as the remaining permitted airspace of such facilities is consumed. Reviews of the future cost requirements for closure and post-closure monitoring and maintenance for the Company's operating landfills by the Company's engineers and accounting personnel are performed at least annually and are the basis upon which the Company's estimates of these future costs and the related accrual rates are revised.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     An overall program of management of closed solid waste landfills previously owned or operated by the Company has been implemented to provide a systematic and routine standard of care and maintenance and to ensure environmental compliance at closed facilities which require varying levels of inspection, maintenance, environmental monitoring and, from time to time, corrective action. Additionally, the Company routinely reviews and evaluates each landfill site requiring corrective action (including Superfund sites) in which the Company's subsidiaries are involved, considering each subsidiary's role with respect to each site and the relationship to the involvement of other parties at the site, the quantity and content of the waste with which the subsidiary was associated and the number and financial capabilities of the other parties at the various sites. Based on reviews of the various sites, currently available information, and management's judgment and significant prior experience related to similarly situated facilities, expense accruals are provided by the Company for its share of estimated future costs associated with corrective actions to be implemented at certain of these sites and existing accruals are revised as deemed necessary. Expense accruals related to the estimated costs of post-closure care of previously owned or operated solid waste landfills are also reviewed on a periodic basis and revised as necessary.

     Accruals for closure, post-closure and certain other liabilities related to hazardous waste disposal were provided in fiscal 1990 when the Company discontinued its hazardous waste operations. The Company reviews the adequacy of these accruals on a periodic basis to determine whether any revisions in the accruals provided at that time are required.

     Other deferred items -

     Deferred items as of September 30, 1996 and 1995 were as follows (in thousands):

                                            1996        1995
                                          --------    --------
  Self-insurance accruals                 $ 90,515    $ 82,508
  Minority interest in consolidated
    subsidiaries                            59,376      44,583
  Accrued pension costs                     39,734      34,798
  Unamortized investment tax credits        20,393      21,099
  Other                                     65,356      37,269
                                          --------    --------
                                          $275,374    $220,257
                                          ========    ========

     The Company amortizes investment tax credits under the deferral method over the estimated useful lives of the related assets as they are placed in service. No investment tax credits have been generated since fiscal year 1992. In addition to the above deferred items, included in other accrued liabilities at September 30, 1996 and 1995 was the current portion of self-insurance accruals of $87,274,000 and $83,971,000, respectively,

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES and accrued pension costs of $14,625,000 and $20,388,000, respectively.

Foreign exchange contracts.

     The Company enters into foreign exchange contracts as a hedge against certain of its net investments in foreign subsidiaries and purchase commitments from time to time. Realized and unrealized gains and losses on these contracts and the amortization of any premiums or discounts are deferred and included with translation adjustments in the separate component of common stockholders' equity or reflected as a deferred asset or liability associated with the anticipated purchase commitment. When deemed appropriate, the Company enters into foreign exchange contracts as a hedge against certain advances to foreign subsidiaries, which are to be repaid in the foreseeable future. Realized and unrealized gains and losses associated with these contracts are reflected in income for each period such contracts are outstanding. There were no significant foreign exchange contracts outstanding at September 30, 1996 or 1995.

Cash flow information.

     The Consolidated Statement of Cash Flows provides information about changes in cash and excludes the effects of non-cash transactions, principally related to business combinations discussed in Note (5).

Reclassifications.

     Certain reclassifications have been made in prior years' financial statements to conform to the fiscal year 1996 presentation.

New accounting pronouncement.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This statement sets forth standards for the recognition and measurement of impairment of long-lived assets, including certain identifiable intangible assets and goodwill related to those assets, to be held and used in an entity's operations or expected to be disposed of. SFAS No. 121 is effective for the Company's fiscal year 1997. As the Company's current accounting practices are substantially in compliance with the provisions of the new standard, the adoption of SFAS No. 121 in fiscal 1997 is not expected to have a material effect on the Company's financial position or results of operations.

(3)  Reorganization -

     During June 1996, the Company announced the reorganization of its North American operating business structure, which became effective in August 1996. The Company's previous organization

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES divided North America into 45 divisions reporting to six regional offices with operations conducted from approximately 400 districts. The new organization divides North America into 13 market areas and retains the district office organization. In addition, the new structure organizes the Company's operations by specific business functions with direct reporting to the corporate office. There was no reorganization charge recorded to cover the estimated future expenses associated with this announcement. The costs associated with this reorganization are being expensed as incurred and approximately $4.2 million was recorded as selling, general and administrative expense through September 30, 1996.

(4)  Special charges -

     Special charges of $447 million ($362 million or $1.80 per share after income taxes) were included in fiscal 1996 results of operations. Charges of $349 million resulted principally from management decisions to sell the Company's Italian operations, divest certain domestic and international non-core business assets and operations and close certain recycling facilities not expected to achieve desired performance objectives. The remainder of the special charges related to the writedown to fair value of the Company's investment in the Azusa, California landfill. This writedown was a result of the changing competitive nature of waste disposal in the Los Angeles market area and the continuing negative legal climate, including recent adverse decisions by California judicial and regulatory authorities, bearing on the site's ability to accept municipal solid waste.

     The Company has initiated a plan to sell its Italian operations, which has been formally approved by the Company's Board of Directors. The Company expects to complete the sale of these operations during 1997. The difficult political and economic environment and the inability to build the desired operating infrastructure in Italy have negatively affected the Company's ability to achieve adequate returns on invested capital and were significant factors considered in reaching this decision. The Company's investment in its Italian operations, before considering special charges, was $206 million as of September 30, 1996. During the period that the sale of all or substantially all of the Italian operations occurs, losses accumulated in the foreign currency translation component of common stockholders' equity ($49 million at September 30, 1996) must be reported as an additional loss on sale of these operations. Summary financial information related to the Company's Italian operations is as follows (in thousands):

                              For the Years Ended September 30,
                              ---------------------------------
                                1996         1995        1994
                              ---------    --------    --------
    Revenues                  $ 122,782    $103,819    $ 55,489
    Income (loss) from
      operations and equity
      in earnings of uncon-
      solidated affiliates    $(182,584)   $     65    $ (7,831)

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     The Company has also decided to divest of certain domestic and international non-core business assets and operations and close certain recycling facilities. These decisions were reached based on a review of the non-core business assets and operations which were not expected to achieve the Company's desired performance objectives and a review of certain of the Company's recycling operations which have been adversely affected by the significant decline in commodity prices. The special charges, which include asset writedowns and related liabilities recorded for certain contractual arrangements, do not consider future expenses associated principally with severance and relocation costs which will occur as a result of these decisions. These divestitures and closures are expected to be completed during 1997. Assets of these operations, prior to the special charges, were approximately $177 million as of September 30, 1996. The results of operations for these non-core business assets and operations and recycling facilities are not material to the Company's consolidated results of operations as the aggregated revenues and income (loss) from operations of these assets and operations represent less than 4% of the Company's corresponding consolidated totals, on a pre-special charges basis.

     In October 1996 (pursuant to a judicial order issued in September), California authorities suspended the Company's ability to accept municipal solid waste at its Azusa, California landfill pending compliance with certain regulatory requirements. The Company has appealed this decision. (See Note
(11).) As a result of the changing competitive nature of waste disposal in the Los Angeles market area and the continuing negative legal climate, including the recent adverse decisions discussed above, bearing on the site's ability to accept municipal solid waste, $98 million was included in the special charges to reduce the carrying amount of this investment to its estimated fair value. The fair value was determined based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

(5)  Business combinations -

     During the current fiscal year, the Company paid approximately $243.4 million (including additional amounts payable, principally to former owners, of $23.3 million and the issuance of 974,085 shares of the Company's common stock valued at $28.3 million) to acquire 102 solid waste businesses, which were accounted for as purchases, including the acquisition of the remaining 50% ownership interest of Pfitzenmeier & Rau ("P&R"), a joint venture previously owned 50% by Otto Waste Services, a 50% owned subsidiary of the Company. In connection with these acquisitions, the Company recorded additional interest-bearing indebtedness of $69.3 million (including $55.0 million related to P&R) and other liabilities of $37.4 million. The results of these business combinations are not material to the Company's consolidated results of operations or financial position.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     On December 2, 1994, the Company acquired majority control of Attwoods plc ("Attwoods"), which was a provider of waste services operating principally in the United States, the United Kingdom, the Caribbean and mainland Europe (primarily Germany) and also had mineral extraction operations in the United Kingdom. The Company increased its ownership from 56.6% of the outstanding ordinary shares (including ordinary shares represented by American Depository Shares) of Attwoods and 80.8% of the convertible preference shares of Attwoods (Finance) N.V., a finance subsidiary of Attwoods, at December 2, 1994 to 94.4% of the outstanding ordinary shares and 83.2% of the convertible preference shares as of December 31, 1994. The Company acquired the remaining ordinary shares that it did not own and certain additional preference shares during the second quarter of fiscal 1995. The Company paid approximately $580 million (in pounds sterling except where requested to pay U.S. dollars by individual shareholders) to acquire the ordinary and convertible preference shares of Attwoods as discussed above. Additionally, during the second quarter of fiscal 1995, the Company redeemed the remaining outstanding convertible preference shares. In connection with the acquisition, the Company sold in June 1995 the portable sanitation and accommodation business of Attwoods in continental Europe, primarily Germany. As a result of this transaction, the Company reduced the purchase price of this acquisition by the 80.5 million in deutsche mark (U.S. $56.8 million) received and further adjusted the purchase price for the 1.1 million in deutsche mark (U.S. $700,000) in contingent payments received subsequent to December 31, 1995. The Attwoods acquisition has been accounted for as a purchase.

     In addition to the Attwoods transaction, during the prior fiscal year, the Company paid approximately $191.5 million (including additional amounts payable, principally to former owners, of $9.4 million and the issuance of 262,948 shares of the Company's common stock valued at $8.1 million) to acquire 102 solid waste businesses. These businesses were accounted for as purchases and included the acquisition of the remaining 50% ownership interest outstanding of Servizi Industriali S.r.l., its joint venture in Italy. In connection with these acquisitions, the Company recorded additional interest-bearing indebtedness of $17.8 million and other liabilities of $49.3 million. The Company also exchanged 397,221 shares of its common stock and assumed liabilities and equity of $5.6 million in connection with one business combination that met the criteria to be accounted for as a pooling-of-interests. As the effect of this business combination was not significant, prior period financial statements were not restated.

     The results of all businesses acquired in fiscal years 1996 and 1995 have been included in the consolidated financial statements from the dates of acquisition. In allocating purchase price, the assets acquired and liabilities assumed in connection with the Company's acquisitions have been initially assigned and recorded based on preliminary estimates of fair value and may be revised as additional information concerning the valuation of such assets and liabilities becomes available. As a result, the

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES financial information included in the Company's consolidated financial statements is subject to adjustment prospectively as subsequent revisions in estimates of fair value, if any, are necessary.

     The Company's consolidated results of operations on an unaudited pro forma basis for fiscal year 1995, as though the businesses acquired during fiscal year 1995 had been acquired on October 1, 1994, are as follows (in thousands, except per share amounts):

  Pro forma revenues                        $5,978,994
  Pro forma net income                      $  387,416
  Pro forma earnings per common
   and common equivalent share              $     1.94

     These pro forma results are presented for informational purposes only and do not purport to show the actual results which would have occurred had the business combinations been consummated on October 1, 1994, nor should they be viewed as indicative of future results of operations.

(6)  Property and equipment -

     Property and equipment at September 30, 1996 and 1995 was as follows (in thousands):

                                        1996           1995
                                     ----------     ----------
   Land and improvements             $  340,034     $  303,848
   Buildings                            616,596        538,040
   Landfills                          1,897,206      1,737,975
   Vehicles and equipment             3,686,466      3,387,795
   Construction-in-progress             118,207        150,429
                                     ----------     ----------
     Total property and equipment     6,658,509      6,118,087
   Less accumulated depreciation
     and amortization                 2,737,788      2,395,795
                                     ----------     ----------
     Property and equipment, net     $3,920,721     $3,722,292
                                     ==========     ==========

     Included in the landfill category of property and equipment, net are $78.1 million and $118.6 million as of September 30, 1996 and 1995, respectively, related to solid waste landfill market development projects, including landfill permitting costs, for which amortization has not yet commenced. The Company reviews the realization of these projects on a periodic basis.

(7)  Investments in unconsolidated affiliates -

     The Company uses the equity method of accounting for invest-ments in unconsolidated affiliates over which it exercises control of 20% - 50%. The summarized combined balance sheet and income statement information presented in the table below (and the Company's related investments and earnings) includes amounts

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES primarily related to the following significant equity investees: American Ref-Fuel Company of Hempstead, Inc. (New York) (50%), American Ref-Fuel Company of Essex County, Inc. (New Jersey) (50%), American Ref-Fuel Company of Southeastern Connecticut, Inc. (50%), American Ref-Fuel Company of Niagara, L.P. (New York) (50%), American Ref-Fuel Company Operations of SEMASS, L.P. (50%), Servizi Industriali Group (Italy) (50% - for the period through
December 1994, at which time the remaining 50% ownership interest was acquired), Swire BFI Waste Services, Ltd. (Hong Kong) (50%), P&R (Germany) (50% - for the period February 1994 through February 1996, at which time the remaining 50% ownership interest was acquired) and Congress Development Company (Chicago, Illinois) (50%) (in thousands).

                                        1996           1995
                                     ----------     ----------
Combined Balance Sheet Information
  as of Fiscal Yearend:
    Assets -
      Current assets                 $  233,891     $  241,787
      Noncurrent assets               1,528,799      1,118,959
                                     ----------     ----------
                                     $1,762,690     $1,360,746
                                     ==========     ==========
    Liabilities and Net Worth -
      Current liabilities            $  181,184     $  142,967
      Noncurrent liabilities          1,221,633        913,213
      Net worth                         359,873        304,566
                                     ----------     ----------
                                     $1,762,690     $1,360,746
                                     ==========     ==========
Company's Investments in and
  Advances to Equity Investees
  (including subordinated note
  and other receivables of
  $63,106 and $81,822,
  respectively)                      $  259,486     $  239,372
                                     ==========     ==========

                                      1996      1995      1994
                                    --------  --------  --------
Combined Income Statement
  Information for the Fiscal
  Year Ended:
    Revenues                        $511,086  $500,989  $398,753
    Gross profit                    $213,236  $211,555  $162,870
    Net income                      $ 95,438  $ 94,463  $ 74,804

Company's Equity in Earnings
  of Equity Investees (1)           $ 55,370  $ 53,996  $ 37,084

Dividends Received from Equity
  Investees                         $ 41,915  $ 25,461  $ 17,642

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

----------------
    (1) Differences between the equity in earnings of equity investees reported by the Company and the Company's proportionate share of the combined earnings of the related equity investees have resulted principally from accounting differences in the recognition of income and the elimination of intercompany transactions.

(8)  Accrued environmental and landfill costs -

     Accrued environmental and landfill costs at September 30, 1996 and 1995 were as follows (in thousands):

                                             1996           1995
                                           --------       --------
Continuing operations -
  Accrued costs associated with open
    landfills (including landfills under
    expansion)                             $334,793       $343,746

  Accrued costs associated with closed
    landfills and corrective action
    costs (including Superfund sites)       223,781        232,169
                                           --------       --------
       Total                                558,574        575,915

  Less current portion (included in
    other accrued liabilities)               92,536        101,295
                                           --------       --------
       Total long-term                     $466,038       $474,620
                                           ========       ========

Discontinued operations -

  Accrued costs of closure, post-
    closure and certain other
    liabilities associated with
    discontinued operations                $107,832       $126,931

  Less current portion (included in
    other accrued liabilities)               32,032         32,907
                                           --------       --------
       Total long-term                     $ 75,800       $ 94,024
                                           ========       ========

Total long-term portion of accrued
 environmental and landfill costs          $541,838       $568,644
                                           ========       ========


     For a discussion of the Company's significant accounting policies related to these environmental and landfill costs, see Note (2) - "Summary of significant accounting policies" - "Deferred items" - "Accrued environmental and landfill costs".

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

Open landfills.

     The Company operates 100 solid waste landfills in the United States, 18 of which are operated under contracts with municipalities or others. The Company also operates 64 landfills outside of the United States. The Company is responsible for closure and post-closure monitoring and maintenance costs at most of these landfills which are currently operating or are engaged in expansion efforts. Estimated aggregate closure and post-closure costs will be fully accrued for these landfills at the time that such facilities cease to accept waste and are closed. Considering existing accruals at the end of fiscal 1996, approximately $225-$250 million of additional accruals are to be provided over the remaining lives of these facilities. Estimated additional environmental costs ranging from $425-$475 million, principally related to capping and certain methane gas control and recovery activities expected to occur during the operating lives of these sites, are also to be expensed over the remaining lives of these landfill facilities.

Closed landfills and corrective action costs
  (including Superfund sites).

     These costs relate to closure and post-closure activities or corrective actions at closed solid waste landfills owned or previously operated by the Company as well as a number of Superfund sites where subsidiaries of the Company are participating in potentially responsible party groups or are otherwise involved.

Discontinued operations.

     These costs relate to closure and post-closure activities or corrective actions at hazardous waste landfills owned or previously operated by the Company as well as a number of Superfund sites where subsidiaries of the Company previously disposed of hazardous waste and are participating in potentially responsible party groups or are otherwise involved. The Company discontinued its hazardous waste operations in April 1990.

(9)  Long-term debt -

     Long-term debt at September 30, 1996 and 1995 was as follows (in thousands):

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                                         1996           1995
                                      ----------    ----------
Senior indebtedness:
  6.10% Senior Notes, net of
    unamortized discount of $1,838    $  198,162      $     --
  6.375% Senior Notes, net of
    unamortized discount of $2,051       197,949            --
  7.40% Debentures, net of
    unamortized discount of $2,082
    and $2,136                           397,918       397,864
  7 7/8% Senior Notes, net of
    unamortized discount of $783
    and $875                             299,217       299,125
  9 1/4% Debentures                      100,000       100,000
  Solid waste revenue bond
    obligations                          149,127       114,079
  Other notes payable, primarily
    5.0%-14.0%                           804,721       585,211
                                      ----------    ----------
                                       2,147,094     1,496,279
Commercial paper and short-term
  facilities to be refinanced            679,597       231,988
                                      ----------    ----------
Total long-term debt                   2,826,691     1,728,267
Less current portion                      59,806        62,463
                                      ----------    ----------
Long-term debt, net of current
  portion                             $2,766,885    $1,665,804
                                      ==========    ==========

     The long-term portion of the debt outstanding at September 30, 1996, matures as follows: 1998, $345,278,000; 1999, $159,767,000; 2000, $795,931,000;
2001, $27,137,000 and in subsequent years, $1,438,772,000.

6.10% and 6.375% Senior Notes.

     In January 1996, the Company issued $200 million of 6.10% Senior Notes due January 15, 2003 and $200 million of 6.375% Senior Notes due January 15, 2008 (the "Notes"). The Notes are not redeemable prior to maturity and are not subject to any sinking fund. Net proceeds from the sale of the Notes were applied to the repayment of a portion of the $745 million of Convertible Subordinated Debentures called for redemption on February 2, 1996. See Note
(10).

7.40% Debentures.

     In September 1995, the Company issued $400 million of 7.40% Debentures due September 15, 2035. These debentures are not subject to any sinking fund and may be redeemed as a whole or in part, at the option of the Company at any time. The redemption price is equal to the greater of (i) the principal amount of the debentures and (ii) the present value of future principal and interest payments discounted at a rate specified under the terms of

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES the indenture. Net proceeds received from the sale of these debentures were used to repay short-term indebtedness associated with various acquisitions, including the Attwoods acquisition.

7 7/8% Senior Notes.

     In March 1995, the Company issued $300 million of 7 7/8% Senior Notes which mature on March 15, 2005. Net proceeds received by the Company from the sale were used to repay indebtedness associated with the acquisition of Attwoods and other working capital requirements.

9 1/4% Debentures.

     In May 1991, the Company issued $100 million of 9 1/4% Debentures which mature on May 1, 2021. The debentures may not be redeemed prior to maturity and are not subject to any sinking fund.

8 1/2% Sinking Fund Debentures.

     In April 1994, the Company called for redemption its $100 million 8 1/2% Sinking Fund Debentures due 2017 which were originally issued in January 1987. As a result, the Company recorded an after-tax loss of $5,263,000, which has been reflected as an extraordinary item in fiscal 1994 in the Company's Consolidated Statement of Operations.

Bank credit agreements.

     During May 1995, the Company modified the terms of its existing $1 billion revolving credit agreement extending the maturity of the facility to May 2000. The agreement continues to provide total committed credit capacity of $1 billion. This $1 billion credit agreement can be utilized to borrow U.S. domestic dollars or Eurodollars on a committed basis. At the option of the Company and the participating banks, U.S. dollar and Eurodollar loans bear a rate of interest based on the London Interbank Offered Rate ("LIBOR"), the prime rate, the federal funds rate or a certificate of deposit rate, plus a margin. The $1 billion revolving credit agreement with a group of U.S. and international banks currently requires a facility fee of .1% per annum on the total commitment, whether used or unused. This $1 billion credit agreement is used primarily to support the Company's commercial paper program. The agreement contains a net worth requirement of $1.5 billion, which increases annually after September 30, 1995 by 20% of the consolidated net income of the preceding year and excludes the effect of any foreign currency translation adjustments on net worth. At September 30, 1996 and 1995, the Company had no outstanding borrowings under this bank credit agreement.

     In connection with the acquisition of Attwoods in December 1994, the Company and three of its subsidiaries entered into a Multicurrency Revolving Credit Agreement for a total facility of 500 million pounds sterling (subsequently converted to U.S. $750 million). The facility, which matures December 31, 1997, can be

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES utilized to borrow U.S. dollars, pounds sterling or deutsche mark as determined by the Company. At the option of the Company, the loans bear a rate of interest, generally for periods of six months or less, based on the prime rate or LIBOR, a certificate of deposit rate or the federal funds rate, plus a margin. The Multicurrency Revolving Credit Agreement with Credit Suisse, as administrative agent for a group of U.S. and international banks, currently requires a facility fee of .12% per annum. This agreement contains a net worth requirement of $1.5 billion which increases annually after September 30, 1995 by 25% of the consolidated net income of the preceding year and excludes the effect of any foreign currency translations on net worth. Prior to March 31, 1995, the Company had repaid the $550 million in U.S. dollars borrowed during December 1994. Interest was payable on this indebtedness at an average interest rate of approximately 6.5%. At September 30, 1996 and 1995, the Company had no outstanding borrowings under this agreement.

     In March 1995, Otto Waste Services entered into a five-year revolving credit facility in the amount of 600 million deutsche mark with a group of German and international banks. Interest is payable on loans under the facility at the Frankfurt Interbank Offered Rate ("FIBOR") plus a margin. This agreement requires a facility fee of .45% per annum (.30% per annum if Otto Waste Services maintains certain net worth requirements) on the total facility commitment, whether used or unused. At September 30, 1996 and 1995, Otto Waste Services had outstanding borrowings under this facility of 250 million deutsche mark (approximately U.S. $163.9 million) and 140 million deutsche mark (approximately U.S. $98.1 million), respectively.

     As of September 30, 1996, distributions from retained earnings could not exceed $945 million under the most restrictive of the Company's net worth maintenance requirements.

Solid waste revenue bond obligations.

     Certain subsidiaries of the Company have entered into agree-ments under which they receive proceeds from the sale by government authorities of solid waste revenue bonds. These subsidiaries are obligated to make payments sufficient to pay the interest and retire the bonds. The weighted average interest rate of these issues is approximately 5.89%. These issues mature at various dates through the year 2027. The solid waste revenue bond obligations of the subsidiaries are guaranteed by the Company.

Other notes payable.

     During February and March 1995, the Company borrowed a total of $160 million under separate senior note agreements with a number of lending institutions. Interest is payable semi-annually on the senior notes at rates ranging from 7.5 - 8.0%. The senior notes mature between December 1997 and March 1998.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     Additionally, notes payable includes mortgages payable and other secured debt, unsecured debt and capitalized lease obligations of the Company. Approximately $336 million and $321 million of this indebtedness at September 30, 1996 and 1995, respectively, relates to a large number of separate company debt instruments of Otto Waste Services and its consolidated subsidiaries. A substantial portion of the Otto Waste Services debt is secured by assets of the related companies and is payable in deutsche mark.

Commercial paper and short-term facilities to be refinanced.

     Under the Company's commercial paper program, the Company is authorized to issue up to $1.5 billion in commercial paper. The Company may use proceeds from borrowings under this program to refinance existing indebtedness and for general corporate purposes, including interim financing of business acquisitions and funding working capital requirements. Borrowings under the commercial paper program may not exceed the available credit under the Company's existing bank credit agreements. At September 30, 1996 and 1995, the Company had commercial paper and other short-term borrowings of $679,597,000 and $231,988,000, respectively, classified as long-term debt. It is the Company's intention to refinance certain commercial paper balances and other outstanding borrowings classified as long-term debt through the use of existing committed long-term bank credit agreements in the event that alternative long-term refinancing is not arranged. A summary by country of such commercial paper balances and other outstanding borrowings to be refinanced as of September 30, 1996 and 1995 is as follows (amounts in thousands):

                              1996                  1995
                       --------------------  --------------------
                         Amount    Interest    Amount    Interest
                         to be     Rate at     to be     Rate at
                       Refinanced  Yearend   Refinanced  Yearend
                       ----------  --------  ----------  --------
  United States -
    Commercial paper    $438,296     5.5%     $ 34,317       6%
  Germany                241,301    5-10%      197,671    5-10%
                        --------              --------
                        $679,597              $231,988
                        ========              ========

(10) Convertible Subordinated Debentures -

     On January 2, 1996, the Company announced that its $400 million 6 3/4% Convertible Subordinated Debentures due 2005 and its $345 million 6 1/4% Convertible Subordinated Debentures due 2012 ("the Debentures") were being called for redemption. The redemption, which occurred on February 2, 1996, resulted in a one-time extraordinary charge to the Company's net income of $12.2 million, after income taxes, or approximately $.06 per share. The Debentures were refinanced with (i) the net proceeds from the

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES issuance of $400 million of Senior Notes issued in January 1996 and (ii) additional commercial paper borrowings to be refinanced through other long-term financings.

(11) Commitments and contingencies -

Legal proceedings.

     The Company and certain subsidiaries are involved in various administrative matters or litigation, including personal injury and other civil actions, as well as other claims and disputes that could result in additional litigation or other adversary proceedings.

     While the final resolution of any matter may have an impact on the Company's consolidated financial results for a particular reporting period, management believes that the ultimate disposition of these matters will not have a materially adverse effect upon the consolidated financial position of the Company.

Environmental proceedings.

     California judicial and regulatory authorities suspended the Company's ability to accept municipal solid waste at certain portions of its Azusa, California landfill in January 1991. The Company has continued to use the facility for the disposal of primarily inert waste. Since January 1991, the Company has sought and received the ability to dispose of certain additional non- municipal solid waste streams at the facility. In 1995, the Company was allowed to continue to accept municipal solid waste in a portion of the landfill dependent on the satisfaction of certain technical requirements mandated by California authorities. In October 1996 (pursuant to a judicial order issued in September), California authorities again suspended the Company's ability to accept municipal solid waste at its Azusa, California landfill pending compliance with certain additional regulatory requirements. Although this decision has been appealed, the Company determined that recovery of its total investment in this facility was unlikely. Accordingly, a special charge of $98 million was recorded to reduce the carrying amount of this investment to its estimated fair value. See Note (4).

     The Company and certain subsidiaries are involved in various other environmental matters or proceedings, including original or renewal permit application proceedings in connection with the establishment, operation, expansion, closure and post-closure activities of certain landfill disposal facilities, and proceedings relating to governmental actions resulting from the involvement of various subsidiaries of the Company with certain waste sites (including Superfund sites), as well as other matters or claims that could result in additional environmental proceedings.

     While the final resolution of any matter may have an impact on the Company's consolidated financial results for a particular reporting period, management believes that the ultimate disposition

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES of these matters will not have a materially adverse effect upon the consolidated financial position of the Company.

Insurance matters.

     Under its insurance policies, the Company generally has self-insured retention limits ranging from $500,000 to $5,000,000 and has obtained fully insured layers of coverage above such self-retention limits. The Company has a wholly-owned domestic insurance subsidiary which operates as a captive insurance company. It currently writes insurance to meet financial assurance obligations related to closure and post-closure of certain landfills of the Company. At September 30, 1996, no claims had been made relative to this insurance operation, and no claim reserves had been posted.

     In order to meet existing governmental requirements, the Com-pany has been able to secure an environmental impairment liability insurance policy in amounts which the Company believes are in compliance with the amounts required by federal and state law. Under this policy, the Company must reimburse the carrier for losses incurred by the Company.

Waste-to-energy projects.

     Subsidiaries of the Company and Air Products and Chemicals, Inc. ("Air Products") each have 50% ownership interests in American Ref-Fuel partnerships that construct, own and operate facilities which generate and sell electricity from the incineration of solid waste. The five facilities currently in commercial operation are located in Hempstead, New York, Essex County in New Jersey, Preston, Connecticut, Niagara Falls, New York and Rochester, Massachusetts. Financing arrangements for four of these projects include agreements with the Company and Air Products to each severally fund one-half of each partnership's cash deficiencies resulting from the partnership's failure to perform.

     With respect to the facilities located in Hempstead, New York, Essex County in New Jersey and Preston, Connecticut, the Company and Air Products generally will not be required to fund cash deficiencies associated with waste deliveries by the sponsoring municipality below certain minimum levels, changes in law or termination of incineration service for reasons other than default by the respective partnership. In the event of a partnership default which results in termination of incineration service, the Company may limit its financial obligations by partnership as follows:

  Hempstead, New York - Funding of 50% of periodic payments related to outstanding debt. At September 30, 1996, $215 million of total unamortized project debt was outstanding. Average annual debt service on 50% of the debt over the next five years is $11 million.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

  Essex County in New Jersey - Funding of 50% of cash deficiencies including debt service up to $50 to $100 million, depending upon the circumstances. Average annual debt service on 50% of the debt over the next five years is $10 million.

  Preston, Connecticut - Funding of 50% of periodic payments related to outstanding debt. At September 30, 1996, total outstanding debt included $86 million of unamortized project debt and $44 million of additional partnership debt (of which $22 million is guaranteed by the Company). Average annual debt service on 50% of the debt over the next five years is $6 million.

     With respect to the facilities located in Niagara Falls, New York and Rochester, Massachusetts, the Company may limit its financial obligations by partnership as follows:

  Niagara Falls, New York - Funding of 50% of partnership cash deficiencies, including debt service. At September 30, 1996, $165 million of total unamortized project debt was outstanding. Average annual debt service on 50% of the debt over the next five years is $3 million.

  SEMASS in Rochester, Massachusetts - Under support agreements and guarantees
     (i) lending up to 50% of $5 million to the SEMASS Partnership under certain circumstances, (ii) deferring up to 50% of $7 million of operating cost reimbursement, and (iii) funding up to 50% of $5 million in operating damages. These obligations have been assigned to the lenders. The SEMASS Partnership has borrowed approximately $342 million (weighted average fixed rate of 9.7%) of non-recourse debt as of September 30, 1996.
     Average annual debt service on 50% of the debt over the next five years is approximately $20 million.

Operating leases.

     The Company and its subsidiaries lease substantial portions of their office and other facilities under various lease agreements. At September 30, 1996, total minimum rental commitments becoming payable under all noncancellable operating leases are as follows (in thousands):

   1997       $65,495          2001                     $31,455
   1998       $59,340          2002 - 2006              $94,397
   1999       $51,937          2007 - 2011              $63,893
   2000       $44,546          All years thereafter     $15,953

    Total rental expenses for fiscal years 1996, 1995 and 1994, substantially all of which related to fixed amount rental agreements, were $105,134,000, $95,526,000 and $58,667,000, respectively.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

(12) Preferred stock -

     The Company is authorized by its Restated Certificate of In-corporation to issue 25 million shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series.

(13) Preferred Stock Purchase Rights Plan -

     In June 1988, the Board of Directors of the Company adopted a Preferred Stock Purchase Rights Plan (the "Plan") and in connection therewith declared a dividend of one Preferred Stock Purchase Right (a "Right") on each outstanding share of the Company's common stock and on each share subsequently issued until separate Rights certificates are distributed, or the Rights expire or are redeemed. When exercisable, each Right will entitle a holder to purchase one one-hundredth of a share of a new series of the Company's Preferred Stock at an exercise price of $110.00, subject to adjustment.

     The Plan, as subsequently amended in February 1996, provides that if the Company is acquired in a business combination transaction on or at any time after the date on which a person obtains ownership of stock having 20% or more of the Company's general voting power, provision generally must be made prior to the consummation of such transaction to entitle each holder of a Right to purchase at the exercise price a number of the acquiring company's common shares having a market value at the time of such transaction of two times the exercise price of the Right. The Plan also provides that upon the occurrence of certain other specific matters, each holder of a Right will have the right to receive, upon payment of the exercise price, shares of the new series of Preferred Stock having a market value of two times the exercise price of a Right. The Company has a right to redeem the Rights for $.05 per Right (subject to adjustment) prior to the time they become exercisable. The Rights will expire on June 13, 1998.

(14) Common stock -

Earnings per share.

     The following table reconciles the number of common shares shown as outstanding on the consolidated balance sheet with the number of common and common equivalent shares used in computing primary earnings per share (in thousands):

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                                      Year Ended September 30,
                                    ----------------------------
                                      1996      1995      1994
                                    -------   -------   -------
Common shares outstanding, end
  of period                         212,363   212,439   196,341
Less - Shares held in the Stock
  and Employee Benefit Trust        (11,012)  (13,596)       --
                                    -------   -------   -------
Common shares outstanding for
  purposes of computing primary
  earnings per share, end of
  period                            201,351   198,843   196,341

Effect of using weighted average
  common and common equivalent
  shares outstanding                 (1,398)   (1,199)   (9,788)
Effect of shares issuable under
  stock option plans based on
  the treasury stock method             715     1,433     1,068
                                    -------   -------   -------
Shares used in computing
  primary earnings per share        200,668   199,077   187,621
                                    =======   =======   =======

     Shares of common stock held in the Stock and Employee Benefit Trust ("the Trust") are not considered to be outstanding in the computation of common shares outstanding until shares are utilized at the Company's option for the purposes for which the Trust was established.

     The difference between shares for primary and fully di-luted earnings per share was not significant in any year. Conversion of the 6 3/4% Convertible Subordinated Debentures due 2005, which were determined not to be common stock equivalents, was not assumed in the computation of fully diluted earnings per share because the debentures had an anti-dilutive effect in the periods prior to their redemption in February 1996.

     Earnings per common and common equivalent share were computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during each year. Common stock equivalents include stock options, the Company's 6 1/4% Convertible Subordinated Debentures due 2012 (the "6 1/4% Debentures") which were redeemed in February 1996, and the 7.25% Automatic Common Exchange Securities. The effect of the 6 1/4% Debentures on earnings per share was not significant or was not dilutive in the periods prior to their redemption in February 1996 and, accordingly, has not been included in the computations. The 7.25% Automatic Common Exchange Securities had no effect on the computations for the periods presented.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

Stock and Employee Benefit Trust.

     In February 1995, the Company established a Stock and Employee Benefit Trust to which it sold 15,000,000 shares of the Company's newly issued common stock. This trust was established to provide the Company the option to use the trust to fund future payments under existing employee compensation and benefit plans as well as other general corporate purposes for which common stock might be issued. Shares issued to the trust are valued at market and reflected as a reduction of common stockholders' equity in the balance sheet.

Automatic Common Exchange Securities.

     In July 1995, the Company issued to the public 11,499,200 7.25% Automatic Common Exchange Securities with a stated amount of $35.625 per security ($409.7 million in total). Each security consists of (1) a purchase contract under which (a) the holder will purchase from the Company on June 30, 1998 (earlier under certain circumstances), for an amount in cash equal to the stated amount of $35.625, between .8333 of a share (in total approximately 9.6 million shares) and one share (a maximum of 11,499,200 shares) of the Company's common stock (depending on the then market value of the common stock) and (b) the Company will pay the holder contract fees at the rate of 2.125% per annum on the security, and (2) 5.125% United States Treasury Notes having a principal amount equal to $35.625 and maturing on June 30, 1998. The Treasury Notes underlying these securities are pledged as collateral to secure the holder's obligation to purchase the Company's common stock under the purchase contract. The principal of the Treasury Notes underlying such securities, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase the Company's common stock. These securities are not included on the Company's balance sheet; an increase in common stockholders' equity will be reflected when cash proceeds are received by the Company.

Stock incentive plans.

     The Company presently maintains six stock option plans af-fording employees, directors and other persons affiliated with the Company the right to purchase shares of its common stock. At September 30, 1996, options were available for future grants only under five plans, the Company's 1987, 1990, both 1993 plans and the 1996 plan (subject to stockholder approval). At September 30, 1996, all of the options outstanding were non-qualified stock options. The exercise price, term and other conditions applicable to each option granted under the Company's plans are generally determined by the Compensation Committee at the time of the grant of each option and may vary with each option granted. No option may be granted at a price less than the stock's fair market value on the date of the grant.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     Transactions under all stock option plans are summarized below:

                                   Year Ended September 30,
                           ----------------------------------------
                              1996           1995           1994
                           ----------     ----------     ----------
 Options outstanding at
   beginning of year       10,172,917      9,905,868      9,708,547
 Options granted            2,688,600      1,758,400      1,697,000
 Options terminated          (285,980)      (204,395)      (632,870)
 Options exercised           (563,073)    (1,286,956)      (866,809)
                           ----------     ----------     ----------
 Options outstanding at
   end of year             12,012,464     10,172,917      9,905,868
                           ==========     ==========     ==========
 Options exercisable at
   end of year              6,852,999      5,921,652      5,939,033
 Options available for
   future grants at
   end of year              2,423,544(1)   4,925,856      6,501,573
 Total option price of
   options outstanding
   at end of year        $330,267,919   $269,901,376   $249,683,713
 Option price range:
   Options granted       $25.56-$31.56  $28.00-$36.56  $25.44-$31.69
   Options terminated    $17.31-$40.44  $15.50-$40.44  $17.31-$43.38
   Options exercised     $12.81-$30.81  $ 9.34-$37.63  $ 7.00-$29.84
   Options outstanding
    at end of year       $17.31-$43.38  $12.81-$43.38  $ 9.34-$43.38

----------
     (1) Excludes 10 million under the 1996 Plan, which is subject to stockholder approval.

     Under the 1993 and 1996 Stock Incentive Plans, restricted common stock of the Company may be granted to officers, other key employees and certain non-employee directors. Shares granted are subject to certain restrictions on ownership and transferability. Such restrictions on current restricted stock grants lapse two years from the date of grant for officers and key employees and three years for non-employee directors. The deferred compensation expense related to restricted stock grants is amortized to expense on a straight-line basis over the period of time the restrictions are in place and the unamortized portion is classified as a reduction of additional paid-in capital in the Company's Consolidated Balance Sheet. Additionally, the 1993 and 1996 Stock Incentive Plans provide for common stock awards. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. Of the 500,000 shares which may be awarded to officers and key employees as restricted stock grants or stock awards (excluding 1,500,000 shares which are subject to stockholder approval), 94,655 restricted shares were issued during the current year and 124,382 restricted shares were outstanding as of September 30, 1996. In addition, 8,024 restricted shares issued to non-employee directors were outstanding as of September 30,

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

1996.  No common stock awards had been granted as of September 30, 1996.

Dividend Reinvestment Plan.

     The Company has a Dividend Reinvestment Plan which provides registered common stockholders an opportunity to reinvest automatically their dividends in shares of the Company's common stock. Each participant in the plan may also make additional cash payments of not less than $25 per remittance and not more than $60,000 per calendar year to be invested in such common shares pursuant to the plan. The plan provides that newly issued shares may be acquired from the Company, purchased on the open market or purchased under a combination of the two alternatives.

(15) Foreign currency translation -

     Increases (decreases) in the equity component for each period's translation adjustments are as follows (in thousands):

                                     Year Ended September 30,
                                 --------------------------------
                                    1996       1995       1994
                                 ---------- ---------- ----------
Beginning cumulative
  translation adjustment         $  30,821  $ (40,744) $(136,659)

Translation adjustment
  for the fiscal year              (61,959)    71,565     95,915
                                 ---------  ---------  ---------
Ending cumulative translation
  adjustment                     $ (31,138) $  30,821  $ (40,744)
                                 =========  =========  =========

(16) Income taxes -

     The components of (i) earnings before income taxes, minority interest and extraordinary item and (ii) the income tax provision for each of the three fiscal years ended September 30, are as set forth below (in thousands).

                           1996
             -------------------------------
             Excluding
              Special    Special       As
              Charges    Charges    Reported    1995      1994
             --------   ---------   --------  --------  --------
Domestic     $429,705   $(187,087)  $242,618  $563,648  $421,620
Foreign (1)    44,801    (259,713)  (214,912)  127,428    77,503
             --------   ---------   --------  --------  --------
             $474,506   $(446,800)  $ 27,706  $691,076  $499,123
             ========   =========   ========  ========  ========

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

----------
     (1) Amounts are net of intercompany interest expense for fiscal years 1996, 1995 and 1994 of $53,660,000, $36,572,000 and $23,838,000,
     respectively. The Company maintains a capital structure with respect to its foreign operations designed to minimize worldwide income and other tax costs.

                                              State
                       Federal    Foreign    & Local     Total
                      --------   --------   --------   --------
1996: Current         $ 51,900   $ 33,497   $ 17,463   $102,860
      Deferred          30,895    (35,382)     7,521      3,034
      Amortization
        of investment
        tax credit        (706)        --         --       (706)
                      --------   --------   --------   --------
                      $ 82,089   $ (1,885)  $ 24,984   $105,188
                      ========   ========   ========   ========

1995: Current         $183,876   $ 46,480   $ 23,330   $253,686
      Deferred          20,605     (6,764)     9,609     23,450
      Amortization
        of investment
        tax credit        (706)        --         --       (706)
                      --------   --------   --------   --------
                      $203,775   $ 39,716   $ 32,939   $276,430
                      ========   ========   ========   ========

1994: Current         $116,164   $ 42,107   $ 18,626   $176,897
      Deferred          34,646       (220)   (10,968)    23,458
      Amortization
        of investment
        tax credit        (706)        --         --       (706)
                      --------   --------   --------   --------
                      $150,104   $ 41,887   $  7,658   $199,649
                      ========   ========   ========   ========



     The following is a reconciliation between the U.S. federal income tax rate and the effective income tax rate for each of the three fiscal years in the period ended September 30, 1996:

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                                     1996       1995       1994
                                    -------    -------    -------
 Excluding Special Charges:
  Income tax - U.S. federal rate     35.00%     35.00%     35.00%
  Federal effect of state
    income taxes                     (2.31)     (1.67)      (.54)
  Effect of foreign operations       (2.05)      (.20)       .89
  All other, net                      2.77       2.10       3.12
                                    ------      -----      -----
  Federal and foreign                33.41      35.23      38.47
  State income taxes                  6.59       4.77       1.53
                                    ------      -----      -----
  Effective income tax rate,
    excluding special charges        40.00      40.00      40.00
Effect of Special Charges           339.66         --         --
                                    ------      -----      -----
  Effective income tax rate         379.66%     40.00%     40.00%
                                    ======      =====      =====

   The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities at September 30, 1996 and 1995, are as follows (in thousands):

                               1996                    1995
                       ---------------------   ---------------------
                       Deferred    Deferred    Deferred    Deferred
                          Tax        Tax         Tax         Tax
                        Assets   Liabilities    Assets   Liabilities
                       --------  -----------   --------  -----------
  Depreciation and
    amortization       $144,409   $468,326     $142,408   $460,444
  Accrued environ-
    mental and
    landfill costs      183,041         --      191,737         --
  Accruals related
    to discontinued
    operations            8,956         --       29,120         --
  Self-insurance
    accruals             56,457         --       52,310         --
  Assets and operations
    to be divested      107,247         --           --         --
  Net operating loss
    carryforwards       115,717         --      108,983         --
  Other                 318,449    138,649      231,550     88,505
                       --------   --------     --------   --------
  Deferred tax assets
    and liabilities     934,276   $606,975      756,108   $548,949
                                  ========                ========
  Valuation allowance  (192,811)               (116,244)
                       --------                --------
  Deferred tax
    assets, net of
    valuation
    allowance          $741,465                $639,864
                       ========                ========

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     The valuation allowance applies principally to a substantial portion of the net operating loss carryforwards and deductions associated with the special charges which could expire prior to utilization by the Company. Foreign net operating loss carryforwards of approximately $180 million are available to reduce future taxable income of the applicable foreign entities for periods which generally range from 1997 to 2003. Domestic state net operating loss carryforwards of approximately $831 million (the tax benefit of which is calculated at rates ranging generally from 5%- 10%) are available to reduce future taxable income of the applicable entities taxable in such states for periods which range from 1997 to 2011. The net change in the total valuation allowance for the year ended September 30, 1996, was an increase of $76.6 million, principally due to the special charges taken in the fourth quarter of fiscal 1996, compared with a decrease in the prior year of $3.2 million.

     Deferred income taxes have not been provided as of September 30, 1996, on approximately $820 million of undistributed earnings of foreign affiliates which are considered to be permanently reinvested.

(17) Employee benefit plans -

Employee stock ownership and savings plan.

     The Company sponsors an employee stock ownership and savings plan which incorporates deferred savings features permitted under IRS Code Section 401(k). The plan covers substantially all U.S. employees with one or more years of service except for certain employees subject to collective bargaining agreements. Eligible employees may make voluntary contributions to one or more of five investment funds through payroll deductions which, in turn, will allow them to defer income for tax purposes. The Company matches these voluntary contributions at a rate of $.50 per $1.00 on the first 5% of total earnings contributed by each participating employee. The Company matches the voluntary contributions through open market purchases or issuances of shares of the Company's common stock. The Company expenses its contributions to the employee stock ownership and savings plan which for fiscal years 1996, 1995 and 1994 were $11,752,000, $10,545,000 and $9,430,000, respectively.

Employee retirement plans.

     The Company and its domestic subsidiaries have two defined benefit retirement plans covering substantially all U.S. employees except for certain employees subject to collective bargaining agreements. The benefits for these plans are based on years of service and the employee's compensation. The Company's general funding policy for these plans is to make annual contributions to the plans equal to or exceeding the actuary's recommended contribution.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

     The Company also has employees in various foreign countries that are covered by defined benefit pension plans. The benefits for these plans are based generally on years of service and the employee's compensation. Under the Company's funding policy, annual contributions are made in order to fund the plans over the participants' total expected periods of service in conformity with the requirements of local law or custom.

     The components of net annual pension cost for fiscal years 1996, 1995 and 1994 for the defined benefit plans were as follows (in thousands):

                                     1996      1995      1994
                                   --------  --------  --------
U.S. Plans:
  Service cost (benefits earned
    during the period)             $ 12,260  $  9,933  $ 11,260
  Interest cost on projected
    benefit obligation               13,521    12,597    10,329
  Investment gain on plan
    assets                          (27,957)  (14,097)  (11,728)
  Net amortization and deferral      12,056      (110)   (1,534)
                                   --------  --------  --------
  Net annual pension cost          $  9,880  $  8,323  $  8,327
                                   ========  ========  ========


Non-U.S. Plans:
  Service cost (benefits earned
    during the period)              $ 1,949   $ 1,969   $ 1,118
  Interest cost on projected
    benefit obligation                2,163     1,748     1,004
  Investment gain on plan assets     (2,044)   (2,628)      (62)
  Net amortization and deferral        (454)       12    (1,766)
                                    -------   -------   -------
  Net annual pension cost           $ 1,614   $ 1,101   $   294
                                    =======   =======   =======

     The following table sets forth the funded status and amounts recognized in the Company's Consolidated Balance Sheet as of September 30, 1996 and 1995, and the significant assumptions used in accounting for the defined benefit plans. The measurement dates for the U.S. plans were June 30, 1996 and 1995 and for non-U.S. plans were September 30, 1996 and 1995.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                                     1996                 1995
                             -------------------  -------------------
                                U.S.    Non-U.S.     U.S.    Non-U.S.
                             ---------  --------  ---------  --------
                                  (Dollar Amounts in Thousands)
Actuarial present value
  of accumulated benefit
  obligations, including
  vested benefits of
  $161,986, $10,296,
  $141,572 and $18,787,
  respectively               $(180,639) $(10,644) $(150,450) $(19,385)
                             =========  ========  =========  ========
Actuarial present value
  of projected benefit
  obligation                 $(196,909) $(14,412) $(166,552) $(24,130)
Plan assets at fair value,
  primarily commercial
  paper, common stocks
  (including 22,000 shares
  of the Company's common
  stock for U.S. plans at
  both dates) and mutual
  funds                        193,951    20,234    159,140    30,415
                             ---------  --------  ---------  --------

Projected benefit obligation
  (in excess of) less than
  plan assets                   (2,958)    5,822     (7,412)    6,285
Contributions made after
  measurement date but
  before end of fiscal year      7,263        --      4,000        --
Unrecognized net gain          (13,784)      (80)   (13,653)     (128)
Unrecognized prior service
  cost                         (13,957)       --    (15,259)       --
Unrecognized net (asset)
  obligation at transition      (1,486)    1,891     (1,680)    2,448
                             ---------  --------  ---------  --------
Prepaid (accrued) pension
  costs                      $ (24,922) $  7,633  $ (34,004) $  8,605
                             =========  ========  =========  ========


Discount rate                     8.0%  6.5-8.5%      7.75%   6.5-8.5%
Rate of increase in
  compensation levels             4.0%  3.0-6.5%       4.5%   3.5-7.0%
Expected long-term rate of
  return on assets                9.5%  6.5-9.5%       9.5%  6.5-10.0%


Termination indemnity plan.

     The employees of the Company's Italian operations are covered by a termination indemnity plan. Benefits under the plan, which are based on periods of service and the employee's compensation,

              BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES are payable in a lump sum upon (1) retirement, (2) termination, (3) death after 10 years of credited service or (4) disability after 10 years of credited service. Expense for fiscal years 1996, 1995 and 1994 related to this unfunded plan was $1,809,000, $1,798,000 and $1,203,000, respectively.

Other postretirement benefits.

     The Company currently maintains an unfunded postretirement benefit plan which provides for employees participating in its medical plan to receive a monthly benefit after retirement based on years of service. As permitted under SFAS No. 106 - "Employers' Accounting for Postretirement Benefits Other Than Pensions", the Company has chosen to recognize the transition obligation (the actuarially-determined accumulated postretirement benefit obligation of approximately $11.9 million at September 30, 1994) over a 20-year period. Current year expense was not material to the Company's results of operations.

Postemployment benefits.

     The Company maintains no plans which provide significant ben-efits to former or inactive employees after employment but before retirement.

(18) Operations by industry segment and geographic area -

     The Company's revenues and income are derived principally from one industry segment, which includes the collection, transportation, processing/recovery and disposal of municipal solid waste and industrial wastes. This segment renders services to a variety of commercial, industrial, governmental and residential customers. Substantially all revenues represent income from unaffiliated customers.

     The table below reflects certain geographic information relat-ing to the Company's operations. For purposes of this table, general corporate expenses have been included in the computation of income from operations and are classified under "United States and Puerto Rico" (in thousands).

                              1996          1995          1994
                           ----------    ----------    ----------
Revenues:
  United States and
    Puerto Rico            $4,073,558    $4,070,021    $3,293,297
                           ----------    ----------    ----------
  Foreign - Europe          1,425,390     1,433,923       786,252
          - Other             280,329       275,407       234,992
                           ----------    ----------    ----------
    Total foreign           1,705,719     1,709,330     1,021,244
                           ----------    ----------    ----------
  Consolidated             $5,779,277    $5,779,351    $4,314,541
                           ==========    ==========    ==========

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

                            1996            1995         1994
                          ----------     ----------   ----------
Combined income (loss)
 from operations and
 equity in earnings of
 unconsolidated
 affiliates:
  United States and
    Puerto Rico           $  327,421 (1) $  626,798   $  451,108
                          ----------     ----------   ----------
  Foreign - Europe          (118,411)(1)    186,251       91,035
          - Other            (10,847)(1)     30,134       38,851
                          ----------     ----------   ----------
    Total foreign           (129,258)       216,385      129,886
                          ----------     ----------   ----------
  Consolidated            $  198,163     $  843,183   $  580,994
                          ==========     ==========   ==========

Depreciation and
 amortization:
  United States and
    Puerto Rico           $  438,639     $  412,968   $  349,189
                          ----------     ----------   ----------
  Foreign - Europe           134,061        113,907       72,288
          - Other             29,825         24,995       22,715
                          ----------     ----------   ----------
    Total foreign            163,886        138,902       95,003
                          ----------     ----------   ----------
  Consolidated            $  602,525     $  551,870   $  444,192
                          ==========     ==========   ==========

Identifiable assets:
  United States and
    Puerto Rico           $4,803,978     $4,532,014   $3,626,134
                          ----------     ----------   ----------
  Foreign - Europe         2,435,541      2,599,797    1,903,141
          - Other            361,387        328,561      267,680
                          ----------     ----------   ----------
    Total foreign          2,796,928      2,928,358    2,170,821
                          ----------     ----------   ----------
  Consolidated (2)        $7,600,906     $7,460,372   $5,796,955
                          ==========     ==========   ==========

-----------------

    (1) Fiscal year 1996 earnings information for operations in (i) the United States and Puerto Rico, (ii) Europe and (iii) other foreign countries include special charges of $187,087,000, $234,773,000 and $24,940,000, respectively. See Note (4).

    (2) The Attwoods acquisition in the first quarter of fiscal 1995 and the Otto Waste Services acquisition in the second quarter of fiscal 1994 each increased the identifiable assets of the Company by over $1.0 billion.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

(19) Fair value of financial instruments -

     The following disclosures of the estimated fair values of financial instruments have been determined by the Company using available market data and valuation methodologies. Considerable judgment is required in developing the methodologies used to determine the estimates of fair value and in interpreting available market data and, accordingly, the estimates presented herein are not necessarily indicative of the values of such financial instruments in a current market exchange. Additionally, under certain financing agreements, the Company is prohibited from redeeming certain of the long-term debt before its maturity.

                                   As of September 30,
                        ----------------------------------------
                               1996                  1995
                        ------------------   -------------------
                           Book     Fair         Book     Fair
                          Value     Value       Value     Value
                        --------  --------    --------  --------
                                     (In Thousands)
Debt -
  6.10% Senior Notes    $198,162  $188,848    $     --  $     --
  6.375% Senior Notes    197,949   184,171          --        --
  7.40% Debentures       397,918   377,107     397,864   396,830
  7 7/8% Senior Notes    299,217   311,575     299,125   322,606
  9 1/4% Debentures      100,000   117,740     100,000   121,490
  Solid waste revenue
    bond obligations     149,127   151,601     114,079   119,444
  Other notes payable    804,721   837,174     585,211   608,435
  Commercial paper and
    short-term
    facilities to be
    refinanced           679,597   676,489     231,988   231,701
Convertible
  subordinated
  debentures                  --        --     744,944   742,806

     The book values of cash, short-term investments, trade accounts receivables, trade accounts payable and financial instruments included in other receivables, other assets and accrued liabilities approximate their fair values principally because of the short-term maturities of these instruments.

     The estimated fair value of long-term debt and convertible subordinated debentures is based on quoted market prices where available or on present value calculations which are calculated using current rates for similar debt with the same remaining maturities.

     In the normal course of business, the Company has letters of credit, performance bonds and other guarantees which are not reflected in the accompanying consolidated balance sheets. In the past, no significant claims have been made against these financial instruments. Management believes that the likelihood of performance

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES under these financial instruments is minimal and expects no material losses to occur in connection with these financial instruments.

(20) Related party transactions -

     One of the Company's directors is affiliated with Otto Holding International B.V. ("OHI") which owns the other 50% interest of Otto Waste
Services.   The Company, primarily through its 50% ownership of Otto Waste
Services, is engaged in various transactions through the ordinary course of business with OHI, its subsidiaries and unconsolidated affiliates or other affiliated parties ("OHI Group"). The OHI Group leased containers and equipment under operating leases and provided certain administrative services to Otto Waste Services during the current fiscal year. Charges for these administrative services were approximately $4.7 million and $5.0 million for fiscal year 1996 and 1995, respectively, and $3.5 million for the period from the acquisition date in February 1994 through the end of fiscal 1994. The Company, including Otto Waste Services, also purchased or entered into capital leases for approximately $30.8 million and $29.3 million, respectively, of containers from the OHI Group during fiscal years 1996 and 1995. Included in the Company's Consolidated Balance Sheet at September 30, 1996 and 1995, are the following amounts relating to transactions with the OHI Group (in thousands):

                                       1996          1995
                                    ----------    ----------
  Accounts payable                   $    --       $   613
  Other accrued liabilities            7,673            --
  Capital lease obligations           44,000        46,252
  Notes payable, interest
   payable at FIBOR plus 2%            3,131         3,613

     During fiscal 1996, Otto Waste Services sold certain assets related to plastics processing to the OHI Group. These assets were sold to OHI for approximately $2.5 million resulting in a loss on the sale for Otto Waste Services of approximately $1.3 million which is included in the Company's Consolidated Statement of Operations. Additionally, Otto Waste Services sold the stock of one of its subsidiaries to the OHI Group at its recorded book value of approximately $2.1 million. OHI also sold two companies specializing in plastics recycling and processing to Otto Waste Services at their net book value of approximately $372,000. In connection with the acquisition of these two companies, Otto Waste Services assumed liabilities of approximately $6.6 million of long-term debt with third parties and approximately $7.7 million in net payables with affiliated companies of Otto Waste Services and other companies within the OHI Group.

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

(21) Quarterly financial information (Unaudited) -

                       First      Second         Third      Fourth
                      Quarter     Quarter       Quarter     Quarter
                    ----------  ----------    ----------  ----------
                       (In Thousands Except for Per Share Amounts)
Revenues      1996  $1,430,781  $1,373,887    $1,471,368  $1,503,241
              1995  $1,292,787  $1,409,366    $1,550,083  $1,527,115

Gross profit  1996  $  382,676  $  346,971    $  356,018  $  377,997
              1995  $  367,817  $  403,059    $  445,117  $  416,055

Income (loss)
 from
 operations   1996  $  174,162  $  134,414    $  134,802  $ (300,585)(2)
              1995  $  177,311  $  193,034    $  218,685  $  200,157

Income taxes  1996  $   58,118  $   42,205    $   42,417  $  (37,552)
              1995  $   65,010  $   66,109    $   76,724  $   68,587

Income (loss)
 before extra-
 ordinary
 item         1996  $   83,010  $   60,984    $   62,022  $ (295,188)
              1995  $   89,570  $   92,809    $  106,267  $   95,915

Net income
 (loss)       1996  $   83,010  $   48,825(1) $   62,022  $ (295,188)
              1995  $   89,570  $   92,809    $  106,267  $   95,915


Income (loss)
 per share:
  Income (loss)
   before
   extra-
   ordinary
   item       1996       $ .42       $ .30         $ .31      $(1.47)
              1995       $ .45       $ .47         $ .53      $  .48


  Net income
    (loss)    1996       $ .42       $ .24         $ .31      $(1.47)
              1995       $ .45       $ .47         $ .53      $  .48

               BROWNING-FERRIS INDUSTRIES, INC. AND SUBSIDIARIES

-------------

(1) In the second quarter of fiscal year 1996, the Company recorded an after-tax loss of $12.2 million associated with redemption of debt, which was reflected in the Company's Consolidated Statement of Operations as an extraordinary item. See Note (10).

(2) In the fourth quarter of fiscal year 1996, the Company incurred special charges of $446.8 million related to decisions to sell the Company's Italian operations, divest non-core business assets and operations, close certain recycling facilities and writedown the investment in its Azusa, California landfill. See Note (4).